

March 22, 2023

Xianfeng Yang
Chief Executive Officer
BIT Mining Ltd
Units 813 &815, Level 8, Core F, Cyberport 3
100 Cyberport Road
Hong Kong

> **Re: BIT Mining Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 7, 2022**
> **File No. 001-36206**

Dear Xianfeng Yang:

We have reviewed your March 1, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Cryptocurrency Assets, page F-18

1. We note your response to prior comment 2 where you state that you use the price quoted each day at 0:00 UTC to determine the fair value used for impairment assessment. We do not believe your accounting policy complies with ASC 350-30-35-19, which states in part, "If the carrying amount of an intangible asset exceeds its fair value, an entity shall recognize an impairment loss in an amount equal to that excess." As such, we believe your accounting policy represents an "error in previously issued financial statements" that should be corrected.

Revenue Recognition
Mining Pool Services, page F-24

2.	We note your response to prior comment 3 in your March 1, 2023 letter, which you provided to clarify your response to comment 9 in your December 30, 2022 letter. Please tell us the following:
   •	Such responses appear to indicate that you have concluded under ASC 606, step 2 that you have a single promise – to validate a block – and therefore a single performance obligation. Please confirm whether our understanding is correct.
   •	Such responses also appear to indicate that you believe under ASC 606-10-25-4 a contract is wholly unperformed until you validate a block. Please confirm whether our understanding is correct. If our understanding is correct, please revise the ASC 606-10-25-4 analysis provided in your December 30, 2022 response to comment 9 to clarify, if true, that you have concluded computing power is not a good or service you promised to provide under your contract. Also clarify what the phrase "transaction verification services" refers to in that response as the sentence that references it also refers to computing power and to validating a block.
   •	Such responses further appear to indicate that you have concluded that a contract both commences and is completed when you validate a block. Please confirm whether our understanding is correct.

3.	As the preceding comment indicates, we continue to evaluate your conclusions related to contract inception and contract duration. However, we believe that your accounting policy to measure noncash consideration at a point other than contract inception does not comply with ASC 606-10-32-21 and should be corrected.

	You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Technology

cc:	Yi Gao